Exhibit 12

United Parcel Service, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(in millions)	Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Earnings before income taxes and accounting changes	$6,075	$4,922	$4,370	$5,009	$3,937
Add: Interest expense	172	149	121	173	184
Add: One-third of rental expense (a)	248	231	226	228	249

Total earnings	$6,495	$5,302	$4,717	$5,410	$4,370

Fixed Charges:
Interest expense	$172	$149	$121	$173	$184
Interest capitalized	32	25	25	25	47
One-third of rental expense (a)	248	231	226	228	249

Total fixed charges	$452	$405	$372	$426	$480

Ratio of Earnings to Fixed Charges	14.4	13.1	12.7	12.7	9.1

(a)	Considered to be representative of interest factor in rental expense.